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Michael Kaplan Partner
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

August 3, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long

Re:	Artio Global Investors Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed on August 3, 2009 File No. 333-149178

Dear Ms. Lippmann and Ms. Long:

On behalf of our client, Artio Global Investors Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 20, 2009 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on April 14, 2008, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 12, 2008, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on August 7, 2008, and Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on June 23, 2009.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 has been filed by the Company today.

Brigitte Lippmann and Pamela Long	2	August 3, 2009

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5. All page number references in the Company’s responses are to page numbers in Amendment No. 5.

General

1.
Please include all information that is not subject to Rule 430A, including the pro forma financials and a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. We will need adequate time to review this information once it is provided.

The Company has omitted from Amendment No. 5 information dependent upon the price range and number of shares offered, including stock-split information and the required pro forma disclosures in the financial statements, but will include those in a pre-effective amendment prior to distribution of a preliminary prospectus. The Company has, however, included all such information, including the pro forma financials and an estimate of the range of the offering price for the shares and the number of shares offered, in its supplemental submission to the Commission on July 23, 2009.

2.
Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company acknowledges that the Staff may have comments on the legal opinion and other exhibits once filed and will provide the Staff with adequate time to review such exhibits. The Company has filed certain exhibits with Amendment No. 1, Amendment No. 2 and Amendment No. 3 and will file additional exhibits in the next amendment to the Registration Statement.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

The Company will arrange to have FINRA call the Staff or provide it with a letter prior to the effectiveness of the Registration Statement indicating that FINRA has cleared the filing.

Prospectus Summary, page 1

Brigitte Lippmann and Pamela Long	3	August 3, 2009

4.
The market opportunity language overwhelms the depiction of your business. You note on the last page of this section that the recent deterioration in global economic conditions has adversely affected you without describing how it has specifically affected your business. For example, you state on page 2 that you have a track record of superior investment performance, yet in the Risk Factors you disclose on page 19 that your largest strategy has under-performed to date in 2009 compared to its benchmarks. Please balance  the summary discussion with the specific risks that you face, including the effects that economic disruption has had on your business over the past five quarters, as indicated in the table on page 54. Alternatively, please delete the section on your Competitive Strengths.

The Company has provided additional disclosure on page 2 of Amendment No. 5 describing how the recent deterioration in global economic conditions has specifically affected its business in order to balance the disclosure in this section.

Our Structure and Reorganization, page 6

5.
We note the recent media reports regarding the decision of the board of directors of Julius Baer Holding Ltd. to separate Julius Baer’s private banking and asset management businesses into two independent entities and that one of these entities, GAM Holding Ltd., will be an independent active asset manager, composed of GAM, Artio Global Investors and Julius Baer Asset Management Europe. Please clarify in this section and under Business the proposed transactions and relationships among these entities.

The Company has provided additional disclosure on pages 10-11 of Amendment No. 5 to clarify that: (i) GAM Holding Ltd. will be the entity that holds shares of the Company’s common stock post-separation and (ii) the Company does not expect the separation to have a material impact on its business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Results of Operations, page 64

6.
Please revise your AUM roll forward presentation on a consolidated basis and by investment vehicle type to separately present and discuss each component of n et client cash flows, including redemptions, such that readers can clearly identify any trends depicted by each   category of  cash   inflows and outflows. Given  the  importance of assets under management to your operating results, we believe that investors should be provided gross client cash flow information to allow them to identify any trends depicted by each category of cash  inflows and outflows and

Brigitte Lippmann and Pamela Long	4	August 3, 2009

correspondingly understand the reasons for increases and decreases in assets under management. In this regard, we note that trends depicted by gross client cash inflows and outflows may be obscured by a net presentation. We believe that disclosing the redemption amounts and amounts invested by new or existing clients is relevant information that should be provided and fully explained to clarify the underlying factors for the inflows and outflows.

The Company has provided additional disclosure on its gross client cash flows by investment vehicle type on pages 62, 63, 73, 74, 75, 78, 79, 82, 83 and 84 of Amendment No. 5. To the extent practicable and available, the Company has described the underlying reasons for the changes in gross client cash flows. In light of the fact that cash investments and redemptions are made by numerous investors, including retail investors who invest through intermediaries, it is often difficult for the Company to precisely explain the reasons for a change in such flows.

7.
Please disclose the policy concerning redemptions of AUM. It may be appropriate to provide such disclosures by investment vehicles and/or investment strategies. For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required. If you placed a hold on any of the shareholders of your funds’ ability to redeem their investments during fiscal year 2008 or thereafter, please disclose this fact along with any addition information to allow an investor to understand the nature and the impact of this action.

The Company has provided additional disclosure on pages 66 and 67 of Amendment No. 5. The Company supplementally advises the Staff that it did not place a “hold” on the ability of any of the shareholders of its funds to redeem their investments during fiscal year 2008 or thereafter.

8.
Please disclose the extent of any significant decline in AUM subsequent to March 31, 2009. To the extent that you experienced a significant decline in AUM subsequent to March 31, 2009, please quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also disclose which investment vehicles and/or strategies were most significantly impacted. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

As disclosed on pages 1, 2, 3, 22, 100 and 103 of Amendment No. 5, the Company’s assets under management as of June 30, 2009 were $46.8 billion, representing an increase in its assets under management from $38.9 billion as of March 31, 2009. Since June 30, 2009, the Company has not experienced a significant decline in the level of its assets under management from March 31, 2009 or June 30, 2009.

Brigitte Lippmann and Pamela Long	5	August 3, 2009

Liquidity and Capital Resources, page 76

9.
Your disclosure on page 76 regarding your liquidity requirements indicates that you are relying on a loan facility and revolving loan agreement, in part. Given the tightening of the credit markets, please provide investors with a discussion of your negotiations with potential lenders in providing the loan facilities/agreements you believe are necessary to meet your liquidity requirements under terms that you deem to be favorable. To the extent you have negotiated the terms of the loan facilities/agreements with lenders, please provide investors with the material terms of the loan facilities/agreements, including any covenants you may be required to meet in the future.

The Company is negotiating and expects to execute commitment letters prior to the distribution of a preliminary prospectus. The Company has provided additional disclosure of the terms on pages 87 and 88 of Amendment No. 5. To the extent these terms change as the commitment letters are finalized, the Company will revise the preliminary prospectus prior to distribution.

Critical Accounting Policies and Estimates, page 81

Deferred Taxes, page 87

10.
Please revise your disclosure to provide a more detailed explanation as to how you determined that a valuation allowance was not necessary as of December 31, 2008 and March 31, 2009. In this regard, we note your disclosures on pages F-18 and F-31. Please address each of the following points, as applicable to your evaluation:

•
Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income.

•
If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

The Company has provided additional disclosure on page 98 of Amendment No. 5 explaining how it determined that a valuation allowance was not necessary.  Also, the Company did not make use of tax-planning strategies in making such determination.

Brigitte Lippmann and Pamela Long	6	August 3, 2009

Additionally, as a result of the amendment and restatement of the operating agreement of the operating subsidiary that will occur in connection with the offering, the liability associated with the redemption value of the Principals’ Class B profits interests in the operating subsidiary will be no longer necessary given the exchange of the Principals’ Class B profits interests results in a modification under FAS123(R) and will be reflected as equity upon completion of the offering. The deferred tax benefit related to this liability, which represents the majority of the deferred tax asset, will be de-recognized at the same time.

Once the future tax benefits have become determinable and are recorded as deferred tax assets and assuming that management has determined that a valuation allowance is not necessary, the Company will include the following disclosure:

“Deferred tax benefits include $       , relating to the exchange of New Class A Units by our Principals for shares of our Class A common stock. Such exchanges resulted in increases in the tax basis of tangible and intangible assets of Artio Global Holdings LLC that would otherwise not have been available. These increases in tax basis, for tax purposes, increase depreciation and amortization expense, and reduce U.S. federal and state income taxes. The increased deductions occur over a fifteen-year period from each exchange.

No valuation allowance has been established for this deferred tax benefit as management believes it is more likely than not that the benefit will be realized. Our analysis of recoverability took into account our history of profitability and taxable income.

The deferred tax benefits are shared between us and the Principals (see Note   ).”

Once the deferred tax benefits have become determinable, the Company is not expecting to rely on tax strategies in assessing the need for a valuation allowance. In addition, once the deferred tax benefits have been determined, the Company will be able to determine whether a valuation allowance is necessary.

Compensation Discussion and Analysis, page 114

Discretionary Cash Bonus and Mandatory Bonus Deferral, page 118

11.
We note your disclosure that incentive award amounts paid to Messrs. Williams, Wisher and Harte have been determined by taking into account the individual’s performance relative to his goals, your performance and industry data regarding compensation for similar roles. Please describe in greater detail how the individual performances

Brigitte Lippmann and Pamela Long	7	August 3, 2009

relative to their goals were determined for these executive officers. For example, list the performance goals for each executive officer and explain how the company determined whether those goals and objectives had been met. Also explain in greater detail how your performance factored into the bonuses.

The Company has provided additional disclosure on page 130 of Amendment No. 5 clarifying how incentive award amounts are determined.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

12.
We note that you have included “net (losses) on securities held for deferred compensation” within total revenues, as you recognize the related expense in employee compensation and benefits. However, it remains unclear to us how you determined that the changes in value of the securities in which the deferred compensation benefits are invested represents a revenue earning process. Further, we note that Rules 5-03(b)(7) and (9) of Regulation S-X states profits and losses on securities are to be classified as non-operating income or expenses. Please either revise your presentation or provide us with an explanation as to how you determined this line item represents an earnings process.

The caption “Net gains (losses) on securities held for deferred compensation” includes realized and unrealized gains on certain amounts of deferred compensation invested in the Company’s mutual funds.

Certain of the Company’s highly-compensated employees are required to defer a portion of their annual bonuses. The deferred amounts vest over a three-year period. These employees designate the deferred portion of the annual bonuses to be invested in the Company’s mutual funds. The unvested portion of these “invested” deferred bonuses is reflected in our statement of financial position as marketable securities, with the corresponding liability included in accrued compensation. The mutual funds are marked to market on each reporting date, with the unrealized gains and losses on the unvested deferred amounts reflected as revenue. These unrealized gains and losses are also a component in determining the cost of deferred bonus expense, which are amortized over the remaining unvested period.

The Company considers the realized and unrealized gains and losses on these mutual funds to be a revenue-earning process, as they are directly related to compensation expense.

Brigitte Lippmann and Pamela Long	8	August 3, 2009

The Company believes that the presentation of net gains (losses) on securities held for deferred compensation within total revenues is more transparent to investors given the gains and losses associated with this trading portfolio have an associated impact on compensation expense.

Note 10 Commitments and Contingencies, page F-17

13.
As previously requested, please revise your annual and interim disclosures to address the materiality of your litigation to your cash flows in addition to your results of operations and financial condition. If there is any litigation that is probable or reasonably possible of having a material impact to your cash flows, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

The Company has revised the disclosure on pages F-17 and F-31 of Amendment No. 5 as requested.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Quarter Ended March 31, 2009

Note 8 Income Taxes, page F-31

14.
For the third factor you took into account in evaluating your deferred tax assets in terms of it being more likely than not that the benefit will be realized, explain what you mean by having an extended period of time to realize the benefit.

The Company has provided additional disclosure on page F-31 of Amendment No. 5.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Richard Pell
Catherine Clarkin
James Gerkis